GOODWIN | PROCTER          Christopher E. Palmer       Goodwin Procter LLP
                           202.346.4253                Counselors at Law
                           cpalmer@                    901 New York Avenue, N.W.
                           goodwinprocter.com          Washington, D.C.  20001
                                                       T: 202.346.4000
                                                       F: 202.346.4444





                                  July 29, 2009


Via EDGAR
---------

Sonny Oh, Esquire
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

         Re:  MONY Life Insurance Company of America
              MONY America Variable Account L
              Incentive Life Legacy II Contract
              Post-Effective Amendment No. 4 filed on Form N-6 (the "Amendment") File Nos. 811-04234 and 333-134304

Dear Sonny,

On behalf of MONY Life Insurance Company of America ("MONY America" or the "Company"), we respond below to certain comments of the SEC staff on the above-referenced Amendment. We set forth each specific staff comment and then provide our response. The page reference numbers refer to the courtesy copy that we provided to the staff with the Amendment. As requested, we are responding to the comments set forth below before filing the further amendment, and we will respond to the other comments with the filing of that further amendment.

GENERAL
-------

COMMENT 1
---------

Please disclose to the staff whether there are any types of guarantees (e.g., as to any of the Company's guarantees under the contract or will the Company be primarily responsible for paying out on any guarantees associated with the contract) or support agreements (e.g., pertaining to capitalization of the Company) with third parties.

RESPONSE 1
----------

The Company does not have any agreement with any third party providing a guarantee of the particular benefits or guarantees under the contracts. The Company, however, does have standard
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GOODWIN | PROCTER

Sonny Oh, Esquire
July 29, 3009
Page 2


mortality reinsurance arrangements with reinsurance companies with respect to the Company's business generally. The Company remains primarily responsible for paying out on any benefits or guarantees associated with the contracts, regardless of such reinsurance. The Company does not have any agreement with any third party providing any commitment or guarantee of capital support for the Company.

PROSPECTUS
----------

COMMENT 3
---------

Please revise the first paragraph on the front cover page to remove any implication that an investor may not rely upon the prospectus as a document that describes all the materials rights and features of the policy. This should include revising the first paragraph to indicate that the prospectus describes all material rights and obligations under the policy.

RESPONSE 3
----------

The first sentence of the first paragraph on the cover page has been replaced and now reads:

         This prospectus describes the Incentive Life Legacy(R) II policy. This prospectus is not your policy, although this prospectus provides a description of all material provisions of the policy.


COMMENT 4
---------

Please disclose in the paragraph preceding "Other choices you have" on the front cover page that death benefits may be subject to estate taxes.

RESPONSE 4
----------

The following sentences have been added at the end of the paragraph preceding "Other choices you have" on the front cover page:

         For more tax information, please see "Tax information" later in this prospectus. In this section you will also find additional information about possible estate tax consequences associated with death benefits under "Estate, gift, and generation-skipping taxes".


COMMENT 5       RISK/BENEFIT SUMMARY: CHARGES AND EXPENSES YOU WILL PAY (PAGE 5)
---------

GOODWIN | PROCTER

Sonny Oh, Esquire
July 29, 3009
Page 3


COMMENT 5a
----------

In lieu of the fourth and fifth sentence in the second paragraph of the preamble, please provide footnotes with respect to charges that may vary according to an insurer's characteristics as required by Instruction 3(b) of
Item 3.


RESPONSE 5a
-----------

The fourth, fifth, sixth and seventh sentences in the second paragraph of the preamble on page 5 have been removed. Footnotes 4, 9 & 11 correspond to charges that vary according to an insured's characteristics. The following sentences will be added to those footnotes:

         This charge varies based on the individual characteristics of the insured and may not be representative of the charge that you will pay. Your financial professional can provide you with more information about these charges as they relate to the insured's particular characteristics.


COMMENT 5b
----------

Please disclose if applicable the range of premium taxes pursuant to Item 3 of Form N-6.

RESPONSE 5b
-----------

This is a flat premium charge. There is no state specific premium tax.

COMMENT 5c
----------

For the Premium charge, please disclose the maximum fee as 9% in lieu of breaking it out as 8% and 1% for the no lapse guarantee. Footnote 1 as currently provided would adequately explain the breakout.

RESPONSE 5c
-----------

We have represented the maximum premium charge with and without the election of the optional extended no lapse guarantee rider, as follows:

GOODWIN | PROCTER

Sonny Oh, Esquire
July 29, 3009
Page 4


--------------------------------------------------------------------------------
CHARGE                  WHEN CHARGE IS DEDUCTED  AMOUNT DEDUCTED
--------------------------------------------------------------------------------
Premium charge(1)       From each premium        9%, if the extended no lapse
                                                 guaranteed rider is elected and
                                                 in effect.

                                                             OR
                                                             --

                                                 8%, if the extended no lapse
                                                 guarantee rider is not elected
                                                 or not in effect.
--------------------------------------------------------------------------------


COMMENT 5d
----------

Please define what a "living benefit" is and clarify what rider(s) it refers to as provided in the "Transaction Fee" table and throughout the prospectus.

RESPONSE 5d
-----------

The living benefit rider referred to in the fee table is the "terminal illness living benefit rider". The two charges in the fee table referring to this rider have been reworded. On page 1 of the fee table, "Adding a living benefits rider" now reads: "Adding the terminal illness living benefit rider". "Exercise of option to receive a `living benefit'" now reads "Exercise of option to receive the terminal illness living benefit rider". References throughout the prospectus to "living benefit rider" or "living benefit" have been reworded accordingly as "terminal illness living benefit rider" and "terminal illness living benefit".


COMMENT 5e
----------

Please note and confirm accuracy of footnote 1 appearing with the extended no lapse guarantee portion of the optional rider charges table.

RESPONSE 5e
-----------

The reference to footnote 1 appearing after the extended no lapse guarantee has been removed. This footnote now only appears next to the premium charge on page 1 of the fee table.

GOODWIN | PROCTER

Sonny Oh, Esquire
July 29, 3009
Page 5


COMMENT 5f
----------

In footnote 10 for the Loan interest spread, please describe with specificity the rates paid and received.

RESPONSE 5f
-----------

The rate is the greater of (a) 3% or (b) the "Monthly Average Corporate" yield published by Moody's Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. This is disclosed under "Loan interest we charge" in "Accessing your money". The following cross-reference has been added to footnote 10:

         For more information on the maximum rate see "Borrowing from your policy - Loan interest we charge" in "Accessing your money" later in this prospectus.


COMMENT 5g
----------

Footnote 6 to the portfolio fee table on page 9 indicates that AXA Equitable may be reimbursed for any fees waived pursuant to any expense limitation agreements. Please disclose how long after an expense has been waived a reimbursement may be sought.

RESPONSE 5g
-----------

As stated in the cross-reference in this footnote, the period for which reimbursement may be sought is provided in the prospectuses for the applicable underlying trusts. The trust prospectuses will be bound with the product prospectus, and therefore, sufficient information regarding reimbursement is disclosed.

COMMENT 6bii   RISK/BENEFIT SUMMARY: POLICY FEATURES, BENEFITS AND RISKS
------------

Please include an example in plain English as to when the guideline premium test results in a higher death benefit.

RESPONSE 6bii
-------------

The following examples have been added as the new third paragraph under "Alternative higher death benefit in certain cases".

GOODWIN | PROCTER

Sonny Oh, Esquire
July 29, 3009
Page 6


         The following examples demonstrate how we calculate the death benefit under Option A and Option B. The examples show an insured under two policies with the same specified amount, but account values vary as shown. We assume that each insured is age 65 at the time of death and that there is no outstanding debt. We also assume that the owner selected the guideline premium test. Policy 1 shows what the death benefit would be for a policy with low account value. Policy 2 shows what the death benefit would be for a policy with a higher account value.


                -------------------------------------------------------------
                                                   Policy 1    Policy 2
                -------------------------------------------------------------
                Specified Amount                   $ 100,000   $ 100,000
                -------------------------------------------------------------
                Account Value on Date of Death      $ 35,000   $ 85,000
                -------------------------------------------------------------
                Death Benefit Percentage              120%       120%
                -------------------------------------------------------------
                Death Benefit under Option A       $ 100,000   $ 102,000
                -------------------------------------------------------------
                Death Benefit under Option B       $ 135,000   $ 185,000
                -------------------------------------------------------------


COMMENT 7         ADMINISTRATIVE Charge (PAGE 39)
---------

Please confirm and clarify the attained age after which the charge will not be imposed including footnote 6 on page 7, i.e., 100 or 121.

RESPONSE 7
----------

As stated in footnote 6 on page 7, age 121 is the maximum age at which the administrative charge may be imposed. The administrative charge has two components, (i) a monthly account value charge and (ii) a monthly per $1,000 charge based on the policy face amount. As described on page 39, we currently assess the monthly account value charge until the policy anniversary when the insured is attained age 100, though we reserve the right to assess this charge until the policy anniversary when the insured is attained age 121. The monthly per $1,000 charge is assessed for ten years following policy issue or a face amount increase. This charge will never be assessed beyond the policy anniversary when the insured is attained age 121.

The second sentence of the paragraph entitled "Administrative charge" on page 39 has been rewritten, as follows:

GOODWIN | PROCTER

Sonny Oh, Esquire
July 29, 3009
Page 7

         Currently, in all subsequent policy years we deduct $15 at the beginning of each policy month, but not beyond the policy anniversary when the insured person is attained age 100.



COMMENT 8    ABOUT OUR GENERAL ACCOUNT (PAGE 44)
--------

Please disclose that the general account is subject to the claims of the company's creditors.

RESPONSE 8
----------

On page 44, after the first sentence in the first paragraph under "About our general account" we have added the following:

         Assets in the general account are not segregated for the exclusive benefit of any particular policy or obligation. General account assets are also available to the insurer's general creditors and for the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses.


COMMENT 9         CONSENT TO JURISDICTION (PAGE 48)
---------

Please explain to the staff why the Company is reaching for personal jurisdiction in states beyond where the policy may have been sold.

RESPONSE 9
----------

We are not reaching for personal jurisdiction beyond states where the policy may have been sold. The purpose of the disclosure is to establish jurisdiction in the state where the policy was sold. The first sentence of this paragraph has been edited, as follows:

         The owner of this policy at the time the policy is issued, regardless of current residence, agrees that the owner shall be subject to jurisdiction of its person in the United States in any litigation involving this policy.


                                    * * * * *

GOODWIN | PROCTER

Sonny Oh, Esquire
July 29, 3009
Page 8

The registrant will file with the Commission a letter including Tandy representations requested by the staff with the further amendment.

Please contact me with any questions on the Company's response to the staff's comments. We appreciate your assistance with this Amendment.


                                                     Yours truly,

                                                     /s/ Christopher E. Palmer

                                                     Christopher E. Palmer

CEP:am

cc:   Jordan K. Thomsen, MONY America